UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Healthcare Acquisition Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

42224H104

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 42224H104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP
11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 640,400 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 640,400 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.49%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42224H104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 640,400 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 640,400 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.49%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Schedule 13D relates to common stock, $0.001 par value per share (the “Common Stock”) of Healthcare Acquisition Corp. (the “Issuer”). The Issuer’s principal executive offices are located at 2116 Financial Center, 666 Walnut Street, Des Moines, Iowa 50309, United States.

Item 2. Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”) and its general partner, QVT Financial GP LLC, a Delaware limited liability company. The principal executive offices of QVT Financial and QVT Financial GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. QVT Financial’s principal business is investment management, and it acts as the investment manager for QVT Fund LP (the “Fund”), Quintessence Fund L.P. (“Quintessence”) and their several feeder funds. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund, Quintessence and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund, Quintessence and the Separate Account between February 28, 2007 and July 2, 2007 for approximately $8.67 million. The source of funds for the purchases was cash available for investment held by the Fund, Quintessence and the Separate Account.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, the Fund, Quintessence, the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 503,160 shares of Common Stock, and for Quintessence, which beneficially owns 56,753 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 80,487 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund, Quintessence and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 640,400 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

The Covered Persons, as managing members of QVT Financial GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial and QVT Financial GP LLC.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence and the shares of Common Stock held in the Separate Account.

The percentage disclosed in Item 13 of the Cover Page for each reporting person is calculated based upon 11,650,000 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

(c) The reported share amounts for QVT Financial and QVT Financial GP LLC reflect amounts as of July 9, 2007. The Fund, Quintessence and the Separate Account effected the following transactions in the Common Stock during the past 60 days:

•	On July 2, 2007, QVT Fund LP sold 56,753 shares of Common Stock to Quintessence Fund L.P. at the price of $7.26 per share.
•	On June 28, 2007, QVT Fund LP sold 5,071 shares of Common Stock and the Separate Account sold 729 shares of Common Stock in the open market at a price of $7.45 per share.
•	On June 21, 2007, QVT Fund LP bought 4,164 shares of Common Stock and the Separate Account bought 536 shares of Common Stock in the open market at a price of $7.50 per share.
•	On June 19, 2007, QVT Fund LP bought 886 shares of Common Stock and the Separate Account bought 114 shares of Common Stock in the open market at a price of $7.50 per share.
•	On June 18, 2007, QVT Fund LP bought 89 shares of Common Stock and the Separate Account bought 11 shares of Common Stock in the open market at a price of $7.50 per share.
•	On June 14, 2007, QVT Fund LP bought 5,302 shares of Common Stock and the Separate Account bought 698 shares of Common Stock in the open market at a price of $7.47 per share.
•	On May 22, 2007, QVT Fund LP bought 13,255 shares of Common Stock and the Separate Account bought 1,745 shares of Common Stock in the open market at a price of $7.53 per share.
•	On May 17, 2007, QVT Fund LP bought 7,069 shares of Common Stock and the Separate Account bought 931 shares of Common Stock in the open market at a price of $7.52 per share.
•	On May 15, 2007, QVT Fund LP bought 13,608 shares of Common Stock and the Separate Account bought 1,792 shares of Common Stock in the open market at a price of $7.499 per share.
•	On May 14, 2007, QVT Fund LP bought 22,886 shares of Common Stock and the Separate Account bought 3,014 shares of Common Stock in the open market at a price of $7.485 per share.
•	On May 11, 2007, QVT Fund LP bought 11,929 shares of Common Stock and the Separate Account bought 1,571 shares of Common Stock in the open market at a price of $7.509 per share.
•	On May 8, 2007, QVT Fund LP bought 17,673 shares of Common Stock and the Separate Account bought 2,327 shares of Common Stock in the open market at a price of $7.50 per share.
•	On May 7, 2007, QVT Fund LP bought 4,395 shares of Common Stock and the Separate Account bought 605 shares of Common Stock in the open market at a price of $7.49 per share.

(d)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1—Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC,
its General Partner

By:	/s/ DANIEL GOLD

Name:	Daniel Gold
Title:	Managing Member

By:	/s/ LARS BADER

Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ DANIEL GOLD

Name:	Daniel Gold
Title:	Managing Member

By:	/s/ LARS BADER

Name:	Lars Bader
Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: July 10, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC,
its General Partner

By:	/S/ DANIEL GOLD

Name:	Daniel Gold
Title:	Managing Member

By:	/S/ LARS BADER

Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/S/ DANIEL GOLD

Name:	Daniel Gold
Title:	Managing Member

By:	/S/ LARS BADER

Name:	Lars Bader
Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management